# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: A2Z CUST2MATE SOLUTIONS CORP., CIK 0001866030
CUSIP: 00249W100
Title of class of securities: COMMON
Address of issuer's principal executive offices: 1600-609 GRANVILLE STREET, VANCOUVER, British Columbia Canada (A1), V7Y 1C3
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-23-010691
Filed by CIK 0001299995

## Reporting persons
- Superius Securities Group Inc Profit Sharing Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 2,564,836; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,564,836 (.0867% of the class)

## Item 1. Issuer
Name of issuer: A2Z CUST2MATE SOLUTIONS CORP.
Address of issuer's principal executive offices: 1600-609 Granville Street, Vancouver A1 V7Y 1C3

## Item 2. Person Filing
Name of person filing: Superius Securities Group Inc Profit Sharing Plan
Address of principal business office or, if none, residence: 94 Grand Ave Englewood NJ 07631
Citizenship: A United States company organized in the State of New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 2564836
Percent of class: .0867
Sole power to vote or to direct the vote: 2564836

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Superius Securities Group Inc Profit Sharing Plan: /s/ James Hudgins, James Hudgins, TTEE (01/07/2025)